As
filed
with the Securities and Exchange Commission on January 8, 2025
1933 Act File No.
333 – 272394

1940 Act File No. 811-23749

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2
(Check appropriate box or boxes)
REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933
☒

Pre-Effective Amendment No.
☐
Post-Effective Amendment No. 1
☒
And
REGISTRATION STATEMENT
UNDER

THE INVESTMENT COMPANY ACT OF 1940
☒
Amendment No. 7
☒

PIMCO Access Income Fund
(Exact Name of Registrant as Specified in Charter)

1633 Broadway

New York, New York 10019
(Address of Principal Executive Offices)

(Number, Street, City, State, Zip Code)
(888) 877-4626
(Registrant’s Telephone Number, including Area Code)
Ryan G. Leshaw

c/o Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660
(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)
Copies of Communications to:

David C. Sullivan, Esq. Adam M. Schlichtmann, Esq. Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, Massachusetts 02199	Douglas P. Dick, Esq. Adam T. Teufel, Esq. Dechert LLP 1900 K Street, N.W. Washington, D.C. 20006

Approximate Date of Proposed Public Offering
:

This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.	☐
Check box if this Form is a registration statement
pursuant to General Instruction B or a post-effective
amendment thereto that will become effective upon
filing with the Commission pursuant to Rule 462(e)
under the Securities Act.

☒
Check box if any securities being registered on this
Form will be offered on a delayed or continuous basis
in reliance on Rule 415 under the Securities Act of
1933 (“Securities Act”), other than securities offered
in connection with a dividend reinvestment plan.
☐
Check box if this Form is a post-effective amendment
to a registration statement filed pursuant to General
Instruction B to register additional securities or
additional classes of securities pursuant to
Rule 413(b) under the Securities Act.

☒	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

It is proposed that this filing will become effective (check appropriate box):
☐	when declared effective pursuant to Section 8(c), or as follows:

If appropriate, check the following box:
☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.	☐
This Form is a post-effective amendment filed
pursuant to Rule 462(c) under the Securities Act, and
the Securities Act registration statement number of
the earlier effective registration statement for the
same offering is:

☐
This Form is filed to register additional securities for
an offering pursuant to Rule 462(b) under the
Securities Act, and the Securities Act registration
statement number of the earlier effective registration
statement for the same offering is:
☒
This Form is a post-effective amendment filed
pursuant to Rule 462(d) under the Securities Act, and
the Securities Act registration statement number of
the earlier effective registration statement for the
same offering is: 333-272394

Check each box that appropriately characterizes the Registrant:
☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).	☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).	☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).	☐
If an Emerging Growth Company, indicate by check
mark if the registrant has elected not to use the
extended transition period for complying with any
new or revised financial accounting standards
provided pursuant to Section 7(a)(2)(B) of Securities
Act.

☒	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).	☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-272394 and
811-23749) of PIMCO Access Income Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d)
under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the
Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement.
This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. The contents of the Registration Statement are hereby incorporated by reference.

PART C. OTHER INFORMATION
Item 25: Financial Statements and Exhibits
Included in Part A:
Financial highlights for the fiscal years ended June 30, 2024, June 30, 2023 and June 30, 2022 and for the period from January 31, 2022 (inception date) through June 30, 2022.
Incorporated into Part B by reference to Registrant’s most recent Certified Shareholder Report on Form N-CSR/A, filed September 23, 2024 (File No. 811-23749)
Consolidated Schedule of Investments as of June 30, 2024.
Consolidated Statement of Assets and Liabilities as of June 30, 2024.
Consolidated Statement of Operations for the fiscal period ended June 30, 2024.
Consolidated Statements of Changes in Net Assets for the period ended June 30, 2024.
Consolidated Statement of Cash Flows for the fiscal period June 30, 2024.
Notes to Financial Statements
Exhibits
(a)	(1)	Amended and Restated Agreement and Declaration of Trust dated December 9, 2021.(1)
	(2)	Notice of Change of Trustees dated July 18, 2022.(2)
	(3)	Notice of Change of Trustees dated March 13, 2023.(2)
	(4)	Notice of Change of Trustees dated May 8, 2023.(2)
	(5)	Notice of Change of Trustees dated July 1, 2024.(3)
(b)		Amended and Restated Bylaws of Registrant dated December 9, 2021.(1)
(c)		None.
(d)	(1)	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Agreement and Declaration of Trust (see (a)(1) above).
	(2)	Article 10 (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Bylaws of Registrant (see (b) above).
	(3)	Form of Share Certificate of the Common Shares.(1)
(e)		Terms and Conditions of Dividend Reinvestment Plan.(1)
(f)		None.
(g)	(1)	Investment Management Agreement between Registrant and Pacific Investment Management Company LLC dated December 9, 2021.(1)
	(2)	Investment Management Agreement between Pacific Investment Management Company LLC and each of PAXSLS I LLC, CLM 4355 LLC and RLM 4355 LLC dated December 13, 2021.(4)
	(3)	Amendment to Investment Management Agreement between Registrant and Pacific Investment Management Company LLC dated March 25, 2022.(5)
(h)	(1)	Sales Agreement dated December 27, 2024.*
(i)		None.
(j)	(1)	Custody and Investment Accounting Agreement between Registrant and State Street Bank and Trust Company dated January 1, 2020.(1)
	(2)	Supplement to Custody and Investment Accounting Agreement between Registrant and State Street Bank and Trust Company dated November 30, 2021.(1)
(k)	(1)	Transfer Agency and Registrar Services Agreement between Registrant and American Stock Transfer & Trust Company, LLC dated April 19, 2016.(1)

	(2)	Amendment to Transfer Agency and Registrar Services Agreement between Registrant and American Stock Transfer & Trust Company, LLC dated as of December 9, 2021.(1)
	(3)	Organizational and Offering Expenses Reimbursement Agreement between Registrant and Pacific Investment Management Company LLC dated December 9, 2021.(1)
	(4)	Amended and Restated Support Services Agreement between Registrant and PIMCO Investments LLC dated December 9, 2021.(1)
(l)		Opinion and consent of Ropes & Gray LLP.(3)
(m)		None.
(n)		Consent of Registrant’s independent registered public accounting firm.(3)
(o)		None.
(p)		Subscription Agreement by and between Registrant and Allianz Fund Investments, Inc. dated November 29, 2021.(1)
(q)		None.
(r)	(1)	Code of Ethics of Registrant.(1)
	(2)	Code of Ethics of Pacific Investment Management Company LLC.(3)
	(3)	Code of Ethics Pursuant to Section 406 of the Sarbanes-Oxley Act of 2002 for Principal Executive and Senior Financial Officers.(3)
(s)		Filing Fee Table.(3)
(t)	(1)	Power of Attorney for Libby D. Cantrill, Sarah E. Cogan, Deborah A. DeCotis, David N. Fisher, Kathleen A. McCartney, Alan Rappaport and E. Grace Vandecruze.(3)
	(2)	Power of Attorney for Joshua D. Ratner.(3)
	(3)	Power of Attorney for Bijal Parikh.(4)
	(4)	Power of Attorney for David Flattum.(3)
(u)		Certified Resolution of the Board of Trustees of Registrant.(2)
(1)
Incorporated by reference to Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-260155 and 811-23749 (filed on December 23, 2021).
(2)
Incorporated by reference to the Registrant's Registration Statement on Form N-2, Registration Nos. 333-272394 and 811-23749 (filed on June 2, 2023).
(3)
Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, Registration Nos. 333-272394 and 811-27349 (filed on December 20, 2024).
(4)
Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, Registration Nos. 333-260155 and 811-23749 (filed on December 14, 2021).
(5)
Incorporated by reference to PIMCO High Income Fund’s Registration Statement on Form N-2, File Nos. 333-265327 and 811-21311 (filed on May 31, 2022).
*
Filed herewith
Item 26: Marketing Arrangements
Reference is made to the sales agreement for the Registrant’s common shares (to be filed by amendment) and the section entitled “Plan of Distribution” contained in the Registrant’s Prospectus, filed as Part A of the Registrant’s Registration Statement and incorporated herein by reference.
Item 27: Other Expenses of Issuance and Distribution
Securities and Exchange Commission Fees	$23,175
Financial Industry Regulatory Authority, Inc. Fees	$38,150
Printing and Engraving Expenses	$15,000

Legal Fees	$500,000
New York Stock Exchange Fees	$82,167
Accounting Expenses	$52,530
Transfer Agent Fees	$0
Trustee Fees	$0
Marketing Expenses	$0
Miscellaneous Expenses	$0
Total	$711,022
Item 28: Persons Controlled by or under Common Control with Registrant
The Registrant owns 100% of the following consolidated subsidiaries: PAXSLS I LLC, CLM 4355 LLC and RLM 4355 LLC (each a “Subsidiary” and, collectively, the “Subsidiaries”). Each Subsidiary is a Delaware limited liability company.
Item 29: Number of Holders of Securities
At November 29, 2024:
Title of Class	Number of Record Holders
Common Shares, par value $0.00001	79
Item 30: Indemnification
Reference is made to Article VIII, Sections 1 through 5, of the Registrant’s Amended and Restated Agreement and Declaration of Trust, which is incorporated by reference herein.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Amended and Restated Agreement and Declaration of Trust of PIMCO Access Income Fund, its Amended and Restated Bylaws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
Item 31: Business and Other Connections of Investment Adviser
Pacific Investment Management Company LLC (“PIMCO”) is an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”), as amended. The list required by this Item 31 of officers and directors of PIMCO, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Form ADV filed by PIMCO pursuant to the Advisers Act (SEC File No. 801-48187).
Item 32: Location of Accounts and Records
The account books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Advisers Act and the rules thereunder will be maintained at the offices of PIMCO, 1633 Broadway, New York, New York 10019 or the Registrant’s custodian, State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, Missouri 64105.
Item 33: Management Services
Not applicable.

Item 34: Undertakings
1. Not applicable.
2. Not applicable.
3. The Registrant undertakes:
(a)
to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(1)
to include any prospectus required by Section 10(a)(3) of the Securities Act;
(2)
to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
(3)
to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.
Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply to the extent the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(b)
that, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;
(c)
to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and
(d)
that, for purposes of determining liability under the Securities Act to any purchaser:
(1)
if the Registrant is subject to Rule 430B:
(A)
Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(B)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the Securities Act for the purpose of providing the information required by Section 10 (a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
(2)
if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(e)
that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:
The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1)
any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;
(2)
free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;
(3)
the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(4)
any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
4.
The Registrant undertakes that:
a.
For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and
b.
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
5.
The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
6.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
7.
The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

Notice
A copy of the Amended and Restated Agreement and Declaration of Trust of PIMCO Access Income Fund (the “Fund”), together with all amendments thereto, is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Fund by any officer of the Fund as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Fund or shareholders of the Fund individually, but are binding only upon the assets and property of the Fund.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston in the State of Massachusetts on the 8th day of January, 2025.
PIMCO ACCESS INCOME FUND
By:	Joshua D. Ratner*
Name:	Joshua D. Ratner
Title:	President
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.
Name	Capacity	Date
Joshua D. Ratner* Joshua D. Ratner	President (Principal Executive Officer)	January 8, 2025
Bijal Y. Parikh* Bijal Y. Parikh	Treasurer (Principal Financial & Accounting Officer)	January 8, 2025
Libby D. Cantrill* Libby D. Cantrill	Trustee	January 8, 2025
Sarah E. Cogan* Sarah E. Cogan	Trustee	January 8, 2025
Deborah A. DeCotis* Deborah A. DeCotis	Trustee	January 8, 2025
David Flattum* David Flattum	Trustee	January 8, 2025
Kathleen McCartney* Kathleen McCartney	Trustee	January 8, 2025
Alan Rappaport* Alan Rappaport	Trustee	January 8, 2025
E. Grace Vandercruze* E. Grace Vandercruze	Trustee	January 8, 2025

*By:	/s/ David C. Sullivan David C. Sullivan as attorney-in-fact
*
Pursuant to powers of attorney.

INDEX OF EXHIBITS
Exhibit	Exhibit Name
(h)	Sales Agreement dated December 27, 2024.